UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-36664

Roan Holdings Group Co., Ltd.

No. 1 Building, 5 Bailiantan Road

Yuhang District

Hangzhou, Zhejiang

The People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Explanatory Note

Roan Holdings Group Co., Ltd. (“Roan” or the “Company”) today approved the appointment of MaloneBailey LLP (“MaloneBailey”) as the Company’s independent registered public accounting firm, and the dismissal of the Company’s previous independent auditors, Marcum Asia CPAs LLP (“Marcum Asia”), effective as of January 12, 2025.

The change of the Company’s independent registered public accounting firm was approved by the audit committee of the Company’s board of directors.

MaloneBailey is engaged to audit and report on the consolidated financial statements of the Company as of and for the years ended December 31, 2023 and December 31, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roan Holdings Group Co., Ltd.

Date: January 23, 2025	By:	/s/ Zhiyong Tang
	Name:	Zhiyong Tang
	Title:	Chief Executive Officer

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